Exhibit 99.2

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

SEPTEMBER 30, 2025 AND 2024

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Sol Strategies Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sol Strategies Inc. (the “Company”) as of September 30, 2025 and 2024, and the related statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2025, and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended September 30, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

December 29, 2025

SOL STRATEGIES INC.

STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	September 30,	September 30,
	2025	2024
Assets
Cash and cash equivalents (note 4)	$1,785,403	$1,808,052
Prepaid expenses and accounts receivable (note 5)	167,151	6,750
Income tax recoverable (note 22)	1,600,000	—
	3,552,554	1,814,802

Cryptocurrencies (note 6)	126,529,342	25,575,512
Intangible assets (note 7)	38,809,125	—
Fixed assets (note 8)	20,320	—
Investments (note 9)	685,662	1,513,331
	$169,597,003	$28,903,645

Liabilities
Accounts payable and accrued liabilities (notes 10 and 18)	$2,317,122	$232,929
Income tax payable (note 22)	—	1,547,686
Credit facility (note 11)	16,164,590	—
Convertible debentures (note 12)	14,477,841	—
	32,959,553	1,780,615
Long-term liabilities
Convertible debentures (note 12)	21,271,816	—
Deferred tax liability (note 22)	584,981	399,406
	54,816,350	2,180,021
Shareholders’ Equity
Capital stock (note 13)	70,428,555	17,256,668
Reserves (notes 12, 14, 15 and 16)	72,442,431	17,297,454
Accumulated other comprehensive (loss) income	19,049,001	2,540,513
Accumulated deficit	(47,139,334)	(10,371,011)
	114,780,653	26,723,624
	$169,597,003	$28,903,645

Nature of operations and going concern (note 1)

Contingent liabilities (note 19)

Subsequent events (note 25)

SIGNED ON BEHALF OF THE BOARD

“Ungad Chadda”	“Rubsun Ho”
Director	Director

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

Year ended September 30,	2025	2024
Validation service income - net (note 17)	$5,428,188	$—
Staking rewards (note 17)	4,803,686	271,245
Realized (loss) gain on dispositions of cryptocurrencies (note 6)	3,948,587	7,648,448
Treasury management income	219,775	—
Dividend income	138,398	322,362
Other income	26,213	148,833
Realized (loss) gain on investments (note 9)	(442)	1,160,891
Unrealized gain on investments (note 9)	—	1,064,911
Gain from dissolution of subsidiary after tax (note 19)	—	76,096
Realized loss on disposal of assets	—	(21,759)
	14,564,405	10,671,027
Expenses
Impairment losses on intangible assets (note 7)	27,561,055	—
Amortization (note 7 and 8)	10,207,730	31,636
Share based compensation (notes 14 and 18)	7,862,418	1,320,919
Professional fees (note 18)	3,928,001	323,686
Interest expense and accretion	3,197,059	—
Transaction costs (note 12)	2,380,272	—
Consulting fees (note 18)	1,796,827	479,493
Investor relations	853,046	—
General and administrative	768,085	344,096
Listing fees	568,969	—
Foreign exchange loss (gain)	163,578	(50,725)
Director fees (note 18)	88,241	30,000
	59,375,281	2,479,105
(Loss) income before taxes	(44,810,876)	8,191,922
Deferred tax expense (recovery) (note 22)	(8,175,750)	36,572
Provision for income tax (recovery) (note 22)	(1,600,000)	1,547,686
Income tax (recovery) expense	(9,775,750)	1,584,258
Net (loss) income for the period	(35,035,126)	6,607,664
Other comprehensive income
Unrealized (loss) gain on cryptocurrencies (note 6)	20,102,436	3,733,338
Deferred (tax) recovery on unrealized gain on cryptocurrencies (note 22)	(5,327,145)	(995,979)
Total comprehensive (loss) income	$(20,259,835)	$9,345,023

Net (loss) income per share (note 13(c))
Basic	$(1.74)	$0.35
Diluted	$(1.74)	$0.35
Weighted average number of shares outstanding (note 13(c))
Basic	20,092,474	18,648,420
Diluted	20,092,474	18,748,605

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

				Accumulated
				Other
	Common	Capital		Comprehensive
	Shares	Stock	Reserves	(Loss) Income	Deficit	Total
Balance, September 30, 2023	19,008,425	$17,864,782	$17,669,046	$(196,846)	$(18,509,213)	$16,827,769
Share based compensation	—	—	1,320,919	—	—	1,320,919
Options exercised	213,703	170,963	—	—	—	170,963
Fair value of options exercised	—	159,847	(159,847)	—	—	—
Options cancelled and expired	—	—	(1,532,664)	—	1,532,664	—
Purchase of shares for cancellation	(950,417)	(938,924)	—	—	—	(938,924)
Dissolution of subsidiary	—	—	—	—	(2,126)	(2,126)
Net income for the year	—	—	—	—	6,607,664	6,607,664
Other comprehensive income	—	—	—	2,737,359	—	2,737,359
Balance, September 30, 2024	18,271,711	$17,256,668	$17,297,454	$2,540,513	$(10,371,011)	$26,723,624
Share based compensation (note 14)	—	—	7,862,418	—	—	7,862,418
Options exercised (note 14)	1,698,476	1,765,033	—	—	—	1,765,033
Fair value of options exercised (note 14)	—	1,355,639	(1,355,639)	—	—	—
Warrants issued for acquisitions (note 6)	—	—	7,428,729	—	—	7,428,729
Warrants exercised	452,333	9,046,670	—	—	—	9,046,670
Fair value of warrants exercised	—	2,172,892	(2,172,892)	—	—	—
Shares issued for acquisitions (note 6)	1,283,849	22,330,215	(3,718,400)	—	—	18,611,815
Shares to be issued for acquisitions (notes 7 and 16)	—	—	42,777,295	—	—	42,777,295
RSUs converted for shares	124,103	2,882,142	(2,882,142)	—	—	—
Interest paid with common shares	21,563	371,891	—	—	—	371,891
Shares issued upon conversion of convertible debt (note 13)	1,147,806	13,247,405	—	—	—	13,247,405
Convertible debenture, equity component (note 12)	—	—	7,205,608	—	—	7,205,608
Net loss for the year	—	—	—	—	(35,035,126)	(35,035,126)
Transfer of historical unrealized gains on disposal of Bitcoin (note 6)	—	—	—	1,733,197	(1,733,197)	—
Other comprehensive income (note 6)	—	—	—	14,775,291	—	14,775,291
Balance, September 30, 2025	22,999,841	$70,428,555	$72,442,431	$19,049,001	$(47,139,334)	$114,780,653

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30,	2025	2024
Cash and cash equivalents (used in) provided by:
Operating activities
Income (loss) for the year	$(35,035,126)	$6,607,664
Adjustments for:
Validation service income received in cryptocurrencies	(5,428,188)	—
Validator fees, paid in fiat	(575,315)	—
Staking revenue received in cryptocurrencies	(4,803,686)	—
Realized gain on dispositions of cryptocurrencies	(3,948,587)	(7,648,448)
Realized (gain) loss on investments (note 9)	—	(1,160,891)
Unrealized (gain) loss on investments (note 9)	442	(1,064,911)
Gain from dissolution of subsidiary after tax (note 19)	—	(76,096)
Realized loss (gain) on sale of assets	—	21,759
Share-based compensation (notes 14 and 18)	7,862,418	1,320,919
Interest paid with common shares	371,891	—
Accretion	1,489,471	—
Amortization (notes 7 and 8)	10,229,862	31,636
Impairment losses on intangible assets (note 7)	27,561,055	—
Foreign exchange loss (gain)	(127,050)	(3,123)
Foreign exchange loss on convertible debt	416,281
Expenses paid in cryptocurrencies (note 6)	582,302	(660,317)
Income received in cryptocurrencies	(198,994)	—
Deferred tax expense (recovery) (note 22)	(8,175,750)	36,572
Net change in non-cash working capital items:
Receivables and prepaid expenses	(160,401)	110,388
Income tax recoverable	(1,600,000)	—
Accounts payable and accrued liabilities	2,084,193	80,433
Income tax payable (note 22)	(1,547,686)	1,547,686
Cash used in operating activities	(11,002,868)	(856,729)
Financing activities
Proceeds from private placements for convertible debt	30,000,000	—
Proceeds from convertible debt from ATW	27,200,000	—
Proceeds from exercise of warrants	9,046,670	—
Proceeds from exercise of options	1,765,033	170,963
Credit facility proceeds (net)	16,164,590	—
Purchase of shares for cancellation (note 10)	—	(938,924)
Cash used in financing activities	84,176,293	(767,961)
Investing activities
Purchase of intangible assets	(7,753,192)	—
Purchase of cryptocurrencies (note 6)	(74,920,237)	(19,690,454)
Proceeds from sale of cryptocurrencies (note 6)	8,677,328	14,012,576
Purchase of assets	(27,200)	—
Proceeds from sale of assets	—	6,750
Sale/redemption of investments (note 9)	827,227	7,176,590
Cash provided by (used in) investing activities	(73,196,074)	1,505,462
Change in cash and cash equivalents	(22,649)	(119,228)
Cash and cash equivalents, beginning of the year	1,808,052	1,927,280
Cash and cash equivalents, end of the year	$1,785,403	$1,808,052

Supplemental cash flow information (Note 24).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

1.NATURE OF OPERATIONS AND GOING CONCERN

Sol Strategies Inc. (the “Company” or “Sol Strategies”) is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the trading symbol “HODL” and the National Association of Securities Dealers Automated Quotations (“NASDAQ”) under the trading symbol “STKE”.

The Company is dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem. During the year ended September 30, 2025, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana tokens (“SOL”) as a core balance sheet asset, operating validators, and developing staking tools paired with compliance frameworks. The Company’s mission is to operate secure validators that leverage SOL’s high transaction speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing unique technologies that optimize staking efficiency and accessibility, further strengthening SOL’s position as a leading blockchain for institutional and enterprise applications. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings Inc. to SOL Strategies Inc. on September 9, 2024.

The Company’s cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 22). Additionally, during the year ended September 30, 2025, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

The financial statements have been prepared and presented on a going concern basis. The Company has sufficient cash and cash equivalents and other liquid assets, including cryptocurrencies, to supports its operations for the next twelve months from the date of the issuance of the financial statements. See also Subsequent Events (note 25).

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. The principal accounting policies applied in the preparation of these financial statements are set out below.

On December 29, 2025, the Board of Directors approved the financial statements for the years ended September 30, 2025 and 2024.

Principles of Consolidation

Consolidated financial statements include all entities over which a company has control. For accounting purposes, control is established by an investor when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date control is transferred to a company and are no longer consolidated on the date control ceases.

On February 26, 2024 (the “Dissolution Date”), the Netherland chamber of commerce deregistered the Company’s wholly owned subsidiary located in the Netherlands, Khan Resources B.V. (“KRBV”) from the business registry and dissolved the company. KRBV was a dormant company, it had no revenue except accrued interest on its intercompany loan to the Company. As a result, the financial results of the Company are not consolidated from the Dissolution Date onwards, for the years ended September 30, 2024 and 2025.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Basis of Measurement

The financial statements have been prepared using on the historical cost basis except for certain financial instruments and cryptocurrencies that are measured at fair value. In addition, the financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense and the accrual basis of accounting, except for cash flow disclosure.

Functional and Presentation Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard IAS 21. The functional currency of the parent company Sol Strategies is the Canadian dollar. The presentation currency for the Company is the Canadian dollar.

Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items that are not re-translated at period end is measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates as at the date when fair value was determined. Gains and losses are recorded in profit or loss.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities for each statement of financial position presented are translated at the rate of exchange in effect as at the date of the statement of financial position; (ii) income and expense items are translated at the average rates of exchange in effect during the reporting period; and (iii) all resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Cryptocurrencies

The Company’s cryptocurrencies are primarily traded in active markets and are purchased to hold as a store of value and for the long term, this is supported by the Company’s risk management strategies to reduce volatility, and lending, staking and liquidity provisioning to generate yield. As a result, the Company has determined that its holdings of cryptocurrencies should be accounted for under IAS 38, as the Company is expected to access future economic benefits of its cryptocurrencies through future sale, or by exchanging the cryptocurrency asset for goods or services. The Company has elected to use the revaluation model for its cryptocurrencies, which is to measure the assets at fair value with reference to the principal market on the date of revaluation less any subsequent amortization and impairment losses.

The net Increase in fair value over the initial cost of the cryptocurrencies is recorded in other comprehensive income (loss). The accumulated other comprehensive income is transferred directly to deficit upon de-recognition (i.e., sale or exchange for another cryptocurrency). IAS 38 does not allow the amounts in accumulated other comprehensive income (loss) to be transferred to profit or loss. However, if the cryptocurrency’s carrying amount is decreased as a result of a revaluation, the decrease shall be recognized in profit and loss. However, IAS 38 permits the decrease to be recognized in other comprehensive income (loss) to the extent of any credit balance in accumulated other comprehensive income in respect of that asset. The decrease recognized in other comprehensive income (loss) reduces the amount accumulated in equity under the heading of accumulated other comprehensive income. The Company has determined that its Bitcoin and SOL cryptocurrency holdings are traded in active markets and based on quoted prices at the end of each reporting period end as of 24:00 UTC.

Cash and Cash Equivalents

This category consists of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of original purchase.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Financial Instruments

Initial recognition and measurement (financial assets and financial liabilities) - The Company initially recognizes financial assets and financial liabilities when it becomes party to the contractual provisions of the financial instrument. Initial measurement of the financial instrument is at fair value, plus for those financial assets and liabilities not classified at fair value through profit or loss (“FVTPL”), directly attributable transaction costs.

Financial assets – subsequent classification and measurement - Financial assets are classified in their entirety including any embedded derivatives. Two criteria are used to determine how financial assets should be classified and measured: (a) the Company’s business model for managing the financial assets; and (b) the contractual cash flow characteristics of the financial asset. The Company’s financial assets include cash and cash equivalents and investments.

Where the contractual cash flow characteristics of financial assets, taken on an instrument-by-instrument basis, give rise, on specified dates, to cash flows that are solely payments of principal and interest then a financial asset is classified as subsequently measured at amortized cost using the effective interest method. This is called the SPPI criterion. A financial asset that does not meet the SPPI criterion is always measured at FVTPL. Cash and cash equivalents are measured at amortized cost.

In addition, at initial recognition, the Company may make an irrevocable election to present in other comprehensive income (“OCI”), subsequent changes in the fair value of an investment in an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination. Such an equity instrument is classified as subsequently measured at fair value through other comprehensive income (“FVOCI”). Gains and losses recognized in OCI are not subsequently transferred to profit or loss, although the Company may determine to transfer the cumulative gain or loss within equity to accumulated deficit. Dividends are still recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment. Financial assets are classified as fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if: (i) it has been acquired principally for the purpose of selling in the near future; (ii) it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (iii) it is a derivative that is not designated and effective as a hedging instrument. Financial assets classified as fair value through profit or loss are stated at fair value with any gain or loss recognized in the statements of net loss and comprehensive loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. The Company has classified its investments at fair value through profit or loss. The Company classifies all investments in equity instruments and treasury management investments as FVTPL.

Reclassification - Financial assets are only reclassified between measurement categories, when and only when, the Company’s business model for managing those changes. This is a significant event and thus is expected to be uncommon. There were no reclassifications across its measurement categories for the years presented.

Impairment of financial assets - Financial assets are subject to an impairment test at each reporting date. It also includes any off-balance sheet loan commitments and financial guarantees. At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. For financial assets carried at amortized cost, the loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. The Company’s only financial assets subject to impairment are due from related party and loans receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases, and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

The expected lifetime loss of a financial asset at amortized cost, is estimated based on the expected credit loss (“ECL”). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Financial liabilities – Financial liabilities are subsequently measured at amortized cost using the effective interest method or FVTPL. Non-derivative financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payable and accrued liabilities, which are each measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost, in the statements of loss and comprehensive loss. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, credit facility, and the convertible debentures issued in the first and second private placements (Note 12).

Financial liabilities measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in the statement of loss and comprehensive loss. The Company classifies the convertible debentures issued for the ATW Loan at FVTPL (see note 12).

Derecognition – The Company will derecognize a financial asset when the rights to the cash flows from the financial asset have expired or where the Company has transferred substantially all risks and rewards associated with the financial asset and has relinquished control of the financial asset.

The Company will derecognize a financial liability only when extinguished — i.e., when the obligation specified in the contract is discharged, cancelled or it expires.

Provisions

A provision is recognized on the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Income Tax

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting year, and any adjustment to tax payable in respect of previous years. Deferred taxes are recorded for temporary differences existing at closing date between the tax base value of assets and liabilities and their carrying amount on the statements of financial position.

Deferred tax assets and liabilities are measured at the expected tax rates for the year during which the asset will be realized, or the liability settled, based on tax rates (and tax regulations) enacted or substantively enacted at year-end. They are reviewed at the end of each year, in line with any changes in applicable tax rates.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Deferred tax assets are recognized for all deductible temporary differences, carry forward of tax losses and unused tax credits, insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deductible temporary differences, tax loss carry forwards and unused tax credits, except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact earnings, tax income or loss.

Income

Income is earned primarily from staking and validating SOL. The Company also earns interest income and dividend income.

Validating income

The Company operates validator nodes on the SOL blockchain and earns staking rewards in the form of SOL.

Validator Node income is earned as transactions are validated on a blockchain. The Company performs validation services for SOL owned by third parties and its own SOL delegated to the Company’s validators. The validation services contribute to the security and functionality of the SOL network. In exchange, the Company receives a commission based on a pre-agreed percentage of the rewards earned by those validations. The Company receives rewards for these services provided to the blockchain (“the service”) and recognizes these rewards as other income as they are received. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account.

The Company provides the service to the SOL Network (“the network”) and therefore the Company has determined there is no identifiable customer. In addition, because the network automatically distributes rewards; no party promises to pay consideration and no party is obligated to deliver a service. Therefore, there is no identifiable contract. The validator node rewards do not arise from contracts with customers and therefore are considered outside the scope of IFRS 15.

Other income is recognized based on the reward received in the form of digital assets. This is considered a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the reward received is determined using the quoted price of the digital asset at the time of receipt.

Staking income

For SOL held by the Company and delegated to the validator nodes it owns and operates, the Company is entitled to the full amount of staking rewards earned, at the same rate as any third-party SOL delegated to its Validators. Because both the delegated SOL and the validator infrastructure are under the Company’s control, these rewards do not arise from contracts with customers and are therefore outside the scope of IFRS 15. Staking rewards on self-delegated SOL are recognized as other income or gains from digital asset activities, measured at the fair value of the SOL received in the period the entitlement to the reward is established. SOL rewards are calculated and distributed automatically by the SOL protocol at the end of each Epoch, each of which lasts approximately two to three days.

The Company applies the revaluation model to cryptocurrencies classified as intangible assets. Management has concluded that an active market exists for these assets, based on the availability of quoted prices in accessible, liquid markets with sufficient trading volume. The determination of whether an active market exists represents a critical accounting judgment and is reassessed at each reporting date.

Dividend income

Dividends are received from financial assets measured at fair value through profit or loss (FVTPL). Dividends are recognized when the right to receive payment is established

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Share-based Compensation

The Company has a share option plan. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured using the Black-Scholes option pricing model. Compensation expense is recognized as a charge to profit or loss over the tranche’s vesting period by increasing reserves based on the number of awards expected to vest. Any consideration paid on exercise of share options is credited to capital stock. The reserves resulting from share-based payment is transferred to capital stock when the options are exercised.

For equity settled transactions with non-employees, the Company measures goods or services received at their fair value, unless that fair value cannot be estimated reliably, in which case, the Company measures their value by reference to the fair value of the equity instruments granted.

Capital Stock

Capital stock is classified as equity. Incremental costs directly relating to the issuance of new common shares are shown as a deduction net of tax from the proceeds.

Unit Offerings

The Company accounts for unit offering financing using the relative fair value method. Under this method, the fair values of the shares and share purchase warrants are determined separately and prorated to the actual proceeds received. The fair value of shares is determined using the share price at the issue date. The fair value of share purchase warrants is measured using the Black-Scholes valuation model at the issue date.

Earnings (Loss) per Share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year by the basic weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the period plus the weighted average number of diluted shares that would be issued on the conversion of all the dilutive potential ordinary shares into common shares. Refer to Note 13(c) for calculations of basic and diluted earnings per share.

Intangible Assets - Validating Equipment

The Company’s intangible assets acquired are measured at cost of acquisition on initial recognition which includes the purchase price and related acquisition costs. Subsequent to initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the fixed or intangible asset may be impaired. The amortization period and the amortization method for the intangible assets with a finite useful life are reviewed at least once at each fiscal year-end. The validating equipment acquired by the Company from a third party (note 7) are amortized on a straight-line basis over 5 years from the acquisition date.

Derivative Instruments – Option Premiums

The Company enters into option contracts as part of its treasury management activities. Option premiums received on written options are initially recognized as cash and a corresponding derivative liability, measured at fair value through profit or loss. The derivative liability is re-measured at each reporting date, with changes in fair value recognized in the statement of profit or loss.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Where an option contract expires unexercised, the related derivative liability is derecognized and the premium previously received is recognized as income in profit or loss. The cash proceeds from expired option contracts remain within cash and cash equivalents. Option contracts that remain outstanding at the reporting date continue to be presented as derivative liabilities measured at fair value, with the related cash premium received included in cash and cash equivalents on the balance sheet.

Future Share Issuances

The Company enters into arrangements to acquire certain assets for which the consideration includes the future issuance of equity instruments. When the goods or services received do not constitute a business as defined in IFRS 3 Business Combinations, the transaction is accounted for as a share-based payment in accordance with IFRS 2 Share-based Payment. The fair value of the equity instruments to be issued is measured at the grant date and recognized as the cost of the acquired assets, with a corresponding increase in equity. Where the fair value of the equity instruments cannot be reliably measured, the transaction is measured by reference to the fair value of the assets acquired. During the year ended September 30, 2025, the Company entered into several asset acquisition transactions involving future share issuances (Refer to Notes 7 and 16).

New Accounting Standards

Accounting standards issued but not yet applied

On April 9, 2024, the IASB issued a new standard on presentation and disclosure in financial statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures), and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Company is currently assessing the impact of this standard on it financial statements.

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in compliance with IFRS requires the Company’s management to make certain estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the of the financial statement, and the reported amounts of revenues and expenses during the period. These estimates are periodically reviewed, and any necessary adjustments are reported in the period in which they become known. Actual results could differ from these estimates due to risks and uncertainties. Significant estimates and assumptions include provisions for future tax, share-based compensation, fair value of the Level 2 and Level 3 investments, and the fair value of treasury management investments. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company’s financial statements will be affected. The Company based its estimates on historical experience, future cash flows, discount rates, comparable market analysis, and on various other assumptions that are believed to be reasonable; the result of which forms the basis for making judgments about the carrying values of assets and liabilities, as well as reported amounts during the reported periods.

Critical Judgements

Accounting for cryptocurrencies - The Company accounts for its cryptocurrencies as Intangible assets which are recorded at fair value using the revaluation model under IAS 38 with changes in fair value recorded in other comprehensive income. There was significant judgment applied by the Company in making this assessment as accounting for cryptocurrencies depends on the nature of the asset, the use of the asset including the expected timeline or use, and how the asset is held. This judgement included consideration of the operations, strategy, and intent of management. The Company classifies its cryptocurrency holdings as noncurrent and as an intangible asset, based on the Company’s overall strategy to hold a portfolio of asset tokens from an approved product list in order to buy/sell to risk-manage long positions. The Company also assessed the industry and what would appropriately reflect the operations of the Company. With the guidance under IFRS, there was significant judgment by management in determining the accounting for cryptocurrencies as well as the classification. As the Company’s operations mature together with the industry, the accounting and classification of cryptocurrencies continue to be sources of critical judgment and estimation.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

There is currently also no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the validating, staking and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income.

Valuation techniques of certain investments (Level 2 and Level 3) - The fair value of investments is measured using an income or market approach (note 20). The determination of the fair value requires significant judgement by the Company and include the use of the milestone method analysis and other valuation techniques.

Useful economic life of intangible assets - The determination of the useful economic life of intangible assets requires significant management judgement. In assessing the appropriate amortization period, management considers a range of factors including the nature and expected use of the asset, technological obsolescence, competitive environment, and historical experience with similar assets. Where the intangible asset is associated with rapidly evolving technology or markets, the estimated useful life may be shorter due to an increased risk of obsolescence.

These estimates are reviewed at each reporting date. Any changes in expected future economic benefits, legal or regulatory frameworks, or market conditions may result in a revision to the useful life and are accounted for prospectively as a change in accounting estimate.

Asset acquisitions - The Company assesses whether an acquisition is an asset acquisition or a business combination. The Company accounts for an acquisition as a business combination if the assets acquired and liabilities assumed constitute a business and the Company obtains control of the business. When the cost of a business combination exceeds the fair value of the identifiable assets acquired or liabilities assumed, such excess is recognized as goodwill. Transaction related costs are expensed as incurred. If an acquisition does not meet the definition of a business combination, the Company accounts for the acquisition as an asset acquisition. All acquisitions (note 7) have been recognized as asset acquisitions.

Significant Estimates

Valuation of Level 2 and Level 3 investments – The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 20.

Impairment of intangible assets - Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the asset. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the asset. The value in use calculation requires management to estimate future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

4.CASH AND CASH EQUIVALENTS

The balance consists of funds in cash and banks immediately available for use in the Company’s operations. There were no restricted balances at September 30, 2025 and September 30, 2024.

	September 30, 2025	September 30, 2024
Cash in banks	$1,785,403	$1,808,052
	$1,785,403	$1,808,052

5.PREPAID EXPENSES AND ACCOUNTS RECEIVABLE

The balances are comprised as follows:

	September 30, 2025	September 30, 2024
Accounts receivable	$11,976	$6,750
Prepaid expenses	155,175	—
	$167,151	$6,750

6.CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
SOL	435,159	$66,847,972	$105,371,837	$126,415,294
JTO	52,182	106,047	145,410	114,048
Balance at September 30, 2025		$66,954,019	$105,517,247	$126,529,342

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Bitcoin	56.25	$1,684,587	$2,183,891	$4,816,138
SOL	100,763	14,580,870	19,977,930	20,759,374
Balance at September 30, 2024		$16,265,457	$22,161,821	$25,575,512
(a)	The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The activity of the Company’s cryptocurrencies, excluding digital assets posted as collateral with third parties, for the year ended September 30, 2025 and the year ended September 30, 2024 is as follows:

Balance at September 30, 2023	$7,852,418
Cash purchases	19,690,454
Cash sales	(2,984,944)
Gain on sales	2,278,025
Staking income	287,476
Investment income received in cryptocurrencies	277,273
Cryptocurrencies posted as collateral	(7,969,119)
Crptocurrency collateral returned	2,407,478
Foreign exchange gain	3,113
Change in fair value	3,733,338
Balance at September 30, 2024	$25,575,512
Cash purchases	74,920,237
Cash sales	(8,677,328)
Purchases made with cryptocurrencies	15,702,439
Sales made with cryptocurrencies	(15,570,372)
Gain on cash sales	1,414,389
Gain on cryptocurrency traded for cryptocurrency	1,528,039
Staking and validating income before cost of sales paid in fiat	10,734,659
Expenses paid in cryptocurrencies	(582,302)
Investment income received in cryptocurrencies	132,067
Other income	66,927
Cryptocurrencies posted as collateral	(1,757,712)
Cryptocurrency collateral returned	2,763,872
Foreign exchange gain	176,479
Change in fair value	20,102,436
Balance at September 30, 2025	$126,529,342

During the year ended September 30, 2025 the Company resumed its treasury management investment strategy to generate income on its cryptocurrency assets, previously executed intermittently during the years ended September 30, 2024 and 2023. During the years ended September 30, 2025 and 2024, the treasury management investment strategy involves selling covered European call options (each, an “Option”) on OTC markets. The Company recognizes premium income upon the sale of an Option. In the event the Option expires in-the-money, the Company’s underlying Bitcoin used as collateral to sell the Option are sold at the strike price of the Option.

The activity of the Company’s cryptocurrencies posted as collateral during the years ended September 30, 2025 and 2024, is as follows:

Balance at September 30, 2023	$—
Cryptocurrencies posted as collateral	7,969,119
Cryptocurrency collateral returned	(2,407,478)
Investment income received in cryptocurrencies	95,568
Cash sales	(11,027,632)
Gain on sales	5,370,423
Balance at September 30, 2024	$—
Cryptocurrencies posted as collateral	1,757,712
Cryptocurrency collateral returned	(2,763,872)
Gain on sales	1,006,160
Balance at September 30, 2025	$—

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

7.INTANGIBLE ASSETS

Cost, Intangible Assets	Total
Balance September 30, 2024 and 2023	$—
Additions	76,571,030
Balance September 30, 2025	76,571,030

Accumulated Amortization and Impairment
Balance September 30, 2024 and 2023	—
Amortization (1)	(10,200,850)
Impairment losses	(27,561,055)
Balance September 30, 2025	(37,761,905)

Net book value
Balance September 30, 2024 and 2023	—
Balance September 30, 2025	$38,809,125
(1)	The intangible assets are amortized on a straight-line basis over five (5) years.

During the year ended September 30, 2025, the Company acquired certain intangible assets operating as Cogent Crypto (“Cogent”), OrangeFin Ventures LLC (“OrangeFin”) and Laine, resulting in an increase in the amount of Solana being validated by the Company.

The Company acquired 78% interest in Cogent’s SOL blockchain validator assets, and a 100% interest in Cogent’s SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Cogent Assets”), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Cogent Assets. The entire value of the purchase of the Cogent Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The Company acquired 100% of OrangeFin’s SOL blockchain and Arch blockchain validator assets (collectively, the “OrangeFin Assets”), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the OrangeFin Assets. The entire value of the purchase of the OrangeFin Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The Company acquired 100% of Laine SOL blockchain, SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Laine Assets”) including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Laine Assets. The entire value of the purchase of the Laine Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The purchase price and net assets of the Cogent Asset acquisition are as follows:

As of
November 24, 2024
Purchase price
Cash consideration(1)	$1,394,340
Value of 145,250 common shares issued at closing(2)	1,394,400
Value of 2,324,000 common shares issuable subsequent to closing(3)	22,310,400
Transaction costs	139,354
$25,238,494
Net assets acquired
Intangible assets	25,238,494
$25,238,494
(1)	USD$1,000,000 (CAD $1,394,340) paid in US dollar stable coins at closing.
(2)	145,250 common shares priced at $9.60 per share, issued at closing.
(3)	2,324,000 common shares issuable as follows: 387,333 common shares on May 25, 2025 (Issued), 387,333 common shares on November 25, 2025, 387,333 common shares on May 25, 2026, 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027.

The purchase price and net assets of the OrangeFin Asset acquisition are as follows:

As of
December 31, 2024
Purchase price
Cash consideration(1)	$1,079,479
Value of 62,952 common shares issued at closing(2)	1,077,749
Value of future share consideration(3)	6,606,560
Transaction costs	95,213
$8,859,001
Net assets acquired
Intangible assets	8,859,001
$8,859,001
(1)	USD$750,000 (CAD $1,079,479) paid in US dollar stable coins at closing.
(2)	62,952 common shares priced at $17.12 per share, issued at closing.
(3)	Present value of USD$5,000,000 common shares of the company, based on a 5% discount rate and the following payment dates; USD$833,333 on June 30, 2025 (Issued), USD$833,333 on December 31, 2025, USD$833,333 on June 30, 2026, USD$833,333 on December 31, 2026, USD$833,333 on June 30, 2027, and USD$833,333 on December 31, 2027. The number of common shares issuable will be determined based on the trading price per common share on the date of issuance.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The purchase price and net assets of the Laine Asset acquisition are as follows:

As of
March 31, 2025
Purchase price
Cash consideration(1)	$5,000,000
Value of 625,000 common shares issued at closing(2)	15,000,000
Value of 562,500 warrants issued at closing(3)	7,428,729
Value of 625,000 common shares issuable subsequent to closing(4)	15,000,000
Transaction costs	44,806
$42,473,535
Net assets acquired
Intangible assets	42,473,535
$42,473,535
(1)	$5,000,000 paid at closing.
(2)	625,000 common shares priced at $24.00 per share, issued at closing.
(3)	562,500 warrants issued at closing. Each is exercisable into one common share of the Company at an exercise price of $23.84 per Common Share, vesting monthly over a 36-month period, each Warrant is exercisable for a period of 3 years from vesting date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $18.80, dividend yield 0%, expected volatility based on historical volatility of 126.1%, a risk-free interest rate of 2.55%, and an expected life of 3 years. The fair value of the warrants was estimated at $7,428,729.
(4)	625,000 common shares issued payable on the one-year anniversary of the closing.

See also note 16.

Impairment of Intangible Assets (Validator Nodes)

In accordance with IAS 36 Impairment of Assets, the Company assesses at each reporting date whether there is any indication that an intangible asset may be impaired. During the year ended September 30, 2025, indicators of impairment were identified for the validator nodes (“the assets”). These indicators included:

-	Declines in the underlying delegated Solana;
-	Increased network competition leading to downward pressure of commission rates; and
-	Uncertainty regarding long-term validator economics

As a result, the Company performed an impairment test for the affected intangible assets.

Recoverable amount and valuation methodology

The recoverable amount of the assets was determined as the value in use, calculated using discounted future cash flows from expected validator rewards and transaction fees, less attributable operating and staking costs. Management used a weighted model approach using three separate models weighted by likelihood in order to determine a value in use that is deemed most likely by management. Key assumptions used in the value-in-use calculations included:

-	Level of cashflows expected to be received from the validator nodes;
-	Level of SOL expected to be delegated to the validator nodes;
-	Price of Solana during the forecasted period; and
-	Likelihood weighting for each model

Management believes that these assumptions reflect the best estimates of economic conditions and protocol-related developments at the reporting date.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Impairment loss recognized

As a result of the impairment testing, an impairment loss of $27,561,055 was recognized in the statement income (loss) and comprehensive income (loss) within “Impairment losses on intangible assets.”

Following the impairment, the carrying amount of the validator node intangible assets was reduced to their recoverable amount of $38,809,125.

Sensitivity analysis

Management has performed a sensitivity analysis on key assumptions. A change in the key assumptions listed below would result in further impairment of the CGUs:

●	A decrease of 10% in expected cashflows would reduce the recoverable amount by $3,880,913;
●	A decrease of 10% in expected delegated SOL would reduce the recoverable amount by $4,136,401;
●	A decrease of 10% in the price of SOL would reduce the recoverable amount by $2,704,085; and
●	An increase of 10% in the weighting of the model with the lowest value would reduce the recoverable amount by $1,563,487.

Management considers these assumptions to be reasonably possible changes.

Remaining useful life

No change has been made to the estimated useful lives of validator node intangible assets during the year. The useful lives of these assets remain at 5 years.

8.FIXED ASSETS

The fixed asset continuity schedule for the year ended September 30, 2025 is as follows:

Cost, Computer Hardware	Total
Balance September 30, 2024	$9,454
Additions	27,200
Balance, September 30, 2025	36,654

Accumulated Amortization
Balance September 30, 2024	9,454
Amortization for the year	6,880
Balance, September 30, 2025	16,334

Net book value
Balance September 30, 2024	—
Balance, September 30, 2025	$20,320

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

9.INVESTMENTS

Equity Investments

The Company’s investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

		September 30		September 30,
	Quantity	2025	Quantity	2024
Chia Network Inc. (a)	19,860	$488,781	19,860	$488,781
NGRAVE NV (b)	138,966	196,881	138,966	196,881
Animoca Brands Corporation Limited (c)	—	—	909	442
Lucy Labs Flagship Offshore Fund SPC (d)	—	—	500	827,227
		$685,662		$1,513,331
(a)	During the year ended September 30, 2021, pursuant to the Company’s Simple Agreement for Future Equity (“SAFE”) investment in Chia Network Inc. (“Chia”), the Company received 19,806 shares of Series B Stock priced at USD$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of USD$21.21. As at September 30, 2024, the Company estimated Chia’s fair market value per share to be $23.95 (USD$17.74), the Company recognized an unrealized gain of $121,849 (2023 – unrealized loss of $2,558) to a value of $488,781 (2023 – $366,932) in the statements of income and comprehensive income. At September 30, 2025, the Company estimated Chia’s fair market value to be $488,781 (2024 –488,781) and recognized an unrealized gain of $nil in the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025. (2024 – unrealized gain of $121,849).
(b)	During the year ended September 30, 2022, the Company’s convertible loan to NGRAVE NV (“NGRAVE”) was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2024, the Company estimated the fair value of NGRAVE to be C$196,881 (2023 - $80,976) as at September 30, 2024, the Company recognized an unrealized gain of $115,905 (2023 – unrealized loss $67,443) on its NGRAVE investment in the statements of income and comprehensive income. As at September 30, 2025, the Company estimated NGRAVE’s fair market value to be $196,881 (2024 – $196,881) and recognized an unrealized gain of $nil in the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025 (2024 – unrealized gain of $115,905).
(c)	During the year ended September 30, 2023, the Company acquired 9,090,909 shares of Animoca Brands Corporation Limited (“Animoca”) at a price of AUD $1.10 ($1.04 CAD) per share, totaling AUD $10,000,000 ($9,434,917 CAD). In the year ending September 30, 2024, the Company sold 9,090,000 of these shares at an average price of AUD $0.84 per share ($0.76 CAD), resulting in net proceeds of AUD $7,670,133 ($6,905,859 CAD). This sale generated a realized gain of $1,785,473 (2023 – $nil), after accounting for accumulated unrealized losses from previous fair value adjustments. As of September 30, 2024, the fair value of the remaining 909 shares was determined to be $442 (2023 – 9,090,909 shares valued at $5,120,897), with the Company recognizing an unrealized loss of $70 (2023 - $4,314,020 unrealized loss on 9,090,909 shares). At September 30, 2025, the Company estimated the value of its Animoca holding to be $nil and recognized a realized loss of $442 in the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.
(d)	During the year ended September 30, 2022, the Company invested $636,075 (USD$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio (“Lucy Labs”). On November 11, 2022, FTX Trading Ltd. (“FTX”) filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023. During the year ended September 30, 2024, the Company received an offer to sell its rights to the FTX bankruptcy claims from a third party for $827,227 (the “FTX Claims Offer”), and therefore the Company wrote the value of Lucy Labs up to $827,227, recognizing an unrealized gain of $827,227 during the year ended September 30, 2024 (2023 – $707,649).The FTX Claims Offer was consummated during the year ended September 30, 2025.

During the year ended September 30, 2024, the founders of Streetside Development, LLC (“Streetside”) were charged by the United States Department of Justice, and Streetside’s operations were shut down. As a result, the Company determined the fair value of its Streetside investment was $nil as at September 30, 2024 (2023 - $122,646) and the Company recognized a realized loss of $122,646 in the financial statements (2023 – unrealized loss of $3,870).

During the year ended September 30, 2024 the Company received 2.01 bitcoin of dividend income valued at $248,213 (2023 – 0.90 bitcoin of dividend income valued at $36,642) from zkSNACKS. Also, during the year, zkSNACKS management decided to cease operations at its conjoin coordination business. As a result, the Company determined the fair value of its zkSNACKS was $nil as at September 30, 2024 (2023 - $772,668) recognizing a realized loss of $772,668 (2023 – unrealized gain of $327,641).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

During the year ended September 30, 2022, the Company invested USD$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833 Class B common shares of the AB Digital Strategies Fund (the “Isla Shares”) managed by UK FCA-regulated Isla Capital Ltd. (“Isla”). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the statements of income and comprehensive income. During the three months ended December 30, 2023 Isla sold its right to FTX bankruptcy claims (the “Claims”). As a result, the Company recognized a realized gain on investments of $270,661 in its statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2023 (2022 – a realized loss of $471,116) representing its pro rata share of the proceeds from Isla’s sale of the Claims, which were received by the Company during the year ended September 30, 2024.

The activity of investments for the year ended September 30, 2025 and 2024 is as follows:

Amount
Balance, September 30, 2023	$6,464,119
Proceeds from sales (net)	(7,176,590)
Realized gain on sale of investments	1,160,891
Net unrealized gain on investments	1,064,911
Balance, September 30, 2024	$1,513,331
Proceeds from sales (net)	(827,227)
Realized gain on sale of investments	(442)
Balance, September 30, 2025	$685,662

Treasury Management Investments

During the year ended September 30, 2025 the company resumed its treasury management investment strategy to generate income on its cryptocurrency assets. As at the date hereof, the treasury management investment strategy involves selling covered European call options (each, an “Option”) on OTC markets.

During the year ended September 30, 2025, the Company wrote call and put options for which it received net premiums of $219,775. These options expired unexercised during the year, and the related derivative liability was derecognized, with the premiums being recognized as a gain in profit. There were no open positions at September 30, 2025.

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	September 30,	September 30,
	2025	2024
Trade accounts payable	$760,157	$83,413
Accrued liabilities	740,472	149,516
Accrued interest (1)	816,493	—
	$2,317,122	$232,929
(1)	Includes $534,036 of accrued interest on the credit facility(Note 11) and $282,457 related to the convertible debentures (Note 12).

11.CREDIT FACILITY

During the year ended September 30, 2025, the Company entered into an unsecured, revolving demand credit facility (the “Credit Facility”) with its former Chairman, Mr. Antanas Guoga (the “Lender”). Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $10 million, subsequently increased to $25 million, (the “Commitment Amount”) in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the “Maturity Date”). The drawn and unpaid portion of the Commitment Amount (the “Principal Balance”) will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender’s right to demand repayment of amounts outstanding under the Credit Facility at any time.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The continuity of the Credit Facility from September 30, 2024 to September 30, 2025, is as follows:

Advances
Balance, September 30, 2024	$—
Advances to Company	16,387,090
Repayments during the year	(222,500)
Balance, September 30, 2025	$16,164,590

As of September 30, 2025, interest expense of $534,036 had been recorded in accrued liabilities (2024 - $nil).

12.CONVERTIBLE DEBENTURES

During the year ended September 30, 2025, the Company raised $57.2 million of principal in convertible debenture in three separate financings. The summary of the convertible debentures is as follows:

First Private Placement and Second Private Placement

On January 16, 2025, the Company closed a private placement financing of $27.5 million (the “First Private Placement”) of convertible debenture units (each a “First CD Unit”). Each First CD Unit consists of one debenture (“First Debenture”) with a principal amount of $1,000, and 50 warrants (each a “First Warrant”). Interest on the First Debenture accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the First Debentures are convertible at any time into common shares of the Company at $20 per common share. Each First Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $20 per common share, exercisable at any time on or before the five-year anniversary of the closing of the First Private Placement. At the option of the Company, the First Debentures are redeemable in cash after the three-year anniversary of the closing of the First Private Placement at 112% of the principal value, plus accrued and unpaid interest.

On January 24, 2025, the Company closed a private placement financing of $2.5 million (the “Second Private Placement”) of convertible debenture units (each a “Second CD Unit”). Each Second CD Unit consists of one debenture (“Second Debenture”) with a principal amount of $1,000, and 27 warrants (each a “Second Warrant”). Interest on the Second Debentures accrue at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Second Debentures are convertible at any time into common shares of the Company at $37.28 per common share. Each Second Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $37.28 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Second Private Placement. At the option of the Company, the Second Debentures are redeemable in cash after the three-year anniversary of the closing of the Second Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The present value of the liability component and the equity components of the First Private Placement and Second Private Placement were allocated as follows:

	First	Second
	Private	Private
	Placement	Placement	Total
Closing date	January 16, 2025	January 21, 2025
Principal	$27,500,000	$2,500,000	$30,000,000
Interest rate	2.5%	2.5%	—
Interest payments	Semi-annual	Semi-annual	—
Market rate, unsecured debt(1)	11.48%	11.30%	—
Conversion price of debenture	$20.00	$37.28	—
Warrants	11,000,000	535,000	11,535,000
Warrant price	$20.00	$37.28	—
Underlying price, commn shares	$37.28	$47.20	—
Risk free rate(2)	3.05%	3.05%	—
Volatility	134.16%	134.24%	—
Allocation at closing
Liability component	18,134,195	1,648,150	19,782,345
Deferred tax liability	2,760,664	251,383	3,012,047
Equity component, warrants(3),(4)	6,605,141	600,467	7,205,608
Equity component, conversion feature(4)	nil	nil	nil
	$27,500,000	$2,500,000	$30,000,000
1)	Source Federal Reserve Economic Data, ICE BofA CCC & Lower US High Yield Index Effective Yield.
2)	Sources: Bank of Canada 5-year benchmark rate.
3)	Valued using the Black-Scholes option pricing model.
4)	Pursuant to IFRS Standard IAS 32, where an instrument contains a liability and equity component, the liability component should be determined first, and the residual amount is equity. The Company allocated the residual equity component to the warrants, and no additional amount was allocated to the conversion option.

During the year ended September 30, 2025, interest expense of $1,848,243 and $168,427 was recognized on the First Private Placement and Second Private Placement, respectively, representing the accretion of the liability components of the convertible debentures under the effective interest rate method.

ATW Financing

On April 23, 2025, the Company entered into an agreement with ATW Partners (the “Investor”) to establish a convertible note facility (the “Facility”) of up to USD $500 million. Under the Facility, the Company is entitled to draw down funds through the issuance of convertible notes (the “Notes”) subject to certain conditions. On May 1, 2025, the Company closed the initial tranche of USD $20 million (the “Initial Closing”). The Notes are denominated in USD and are convertible into common shares of the Company based on the prior trading day’s closing price. Additional drawdowns under the Facility remain available up to a further USD $480 million.

	Amount	Average Exchange	Amount
ATW Notes	US$	Rate	CAD$
Initial Tranche, May 1, 2025	20,000,000	1.36	27,200,000
Conversions into common shares	(9,600,000)	1.38	(13,247,404)
Adjusted amount	10,400,000	—	13,952,596
Revaluation	—	—	525,245
Balance, September 30, 2025	$10,400,000	1.39	$14,477,841

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Fair Value Option Election and Measurement

Management elected to designate the USD$20 million Notes from the Initial Closing under the fair value option (“FVO”) in accordance with IFRS 9 – Financial Instruments. This designation results in the entire instrument, including the embedded conversion feature and foreign currency exposure, being measured at fair value through profit or loss (“FVTPL”).

The rationale for electing FVO includes:

●	Elimination of accounting mismatches arising from currency volatility (as the Company reports in CAD).
●	Avoidance of bifurcation between the debt host and embedded derivative components.
●	Alignment with the Company’s risk management strategies and fair value-based performance monitoring.

At September 30, 2025, the Company recorded a $525,245 charge to foreign exchange for the estimated change in the fair value of this Facility.

Transaction costs of $2,380,272 related to the Initial Closing have been expensed immediately in the profit or loss, consistent with FVO application.

Fair Value Determination

Fair value of the Notes is assessed at each reporting date using observable market inputs, including exchange rates and share price movements. Changes in fair value of the Notes are recognized through profit or loss.

SOL Delegation and Staking Interest

Under the terms of the Facility, while any Notes remain outstanding, the Company is contractually obligated to delegate all Note Purchased SOL to a validator majority owned and controlled by the Company. The Notes accrue staking interest (“Staking Interest”) when the Company is entitled to receive staking rewards on the delegated Note Purchased SOL. The Company must calculate and pay any accrued staking interest amounts (“Staking Interest Amounts”) in SOL within three business days following each calendar month-end to ATW’s wallet address. ATW’s entitlement to staking rewards is tiered and based on the combined outstanding principal of this Note and other notes under the Facility (the “Outstanding Principal):

(i)	85% of staking rewards when the Outstanding Principal is between USD $15 million and $20 million;
(ii)	62.5% of staking rewards when the Outstanding Principal is between USD $10 million and $15 million;
(iii)	37.5% of staking rewards when the Outstanding Principal is between USD $5 million and $10 million; and
(iv)	18.8% of staking rewards when the Outstanding Principal is between USD $2.5 million and $5 million.

During the year ended September 30, 2025, interest expense of $646,293 was recognized in the profit or loss.

Conversions

During the year ended September 30, 2025, the Company issued 1,147,806 Common Shares on the conversion of USD$9,600,000 ($13,247,405) of principal, leaving USD $10,400,000 ($14,477,841) of principal remaining at year end.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Liability Component of Convertible Debentures

The summary of the liability component of the convertible debentures is as follows:

	First Private	Second Private
Convertible debentures	Placement	Placement	ATW	Total
Balance, September 30, 2024	—	—	—	—
Liability component	18,134,195	1,648,150	27,200,000	46,982,345
Accretion	1,364,184	125,287	—	1,489,471
Conversions	—	—	(13,247,404)	(13,247,404)
Revaluation	—	—	525,245	525,245
Balance, September 30, 2025	$19,498,379	$1,773,437	$14,477,841	$35,749,657

13.CAPITAL STOCK

a)AUTHORIZED

Unlimited common shares with a par value of $nil.

b)ISSUED

	Number of
Common Shares	Shares	Stated Value
Balance at September 30, 2023	19,008,425	$17,864,782
Purchase of shares for cancellation	(950,417)	(938,924)
Exercise of options	213,703	330,810
Balance at September 30, 2024	18,271,711	$17,256,668
Shares issued for acquisitions	1,283,849	22,330,215
Conversions of Notes into common shares	1,147,806	13,247,405
Exercise of options	1,698,476	3,120,672
Exercise of warrants	452,333	11,219,562
Exercise of RSUs	124,103	2,882,142
Interest paid with common shares	21,563	371,891
Balance at September 30, 2025	22,999,841	$70,428,555

Pursuant to the terms of a normal course issuer bid, during the year ended September 30, 2025, the Company purchased and cancelled nil shares (2024 – 950,417).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

c)PER SHARE AMOUNTS

Basic and diluted earnings per share have been calculated on the basis of weighted average number of common shares outstanding as outlined below:

Year ended September 30,	2025	2024
Net income for the period	$(35,035,126)	$6,607,664
Weighted average number of shares outstanding	20,092,474	18,648,420
Earnings per share, basic	$(1.74)	$0.35

Weighted average number of shares outstanding	20,092,474	18,648,420
Share based compensation dilution	—	100,185
Weighted average number of shares outstanding, diluted	20,092,474	18,748,605
Earnings per share, diluted	$(1.74)	$0.35

14.SHARE BASED COMPENSATION

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years. The plan does not require any vesting period, and the board of directors may specify a vesting period on a grant-by-grant basis. As at September 30, 2025, the maximum number of shares issuable pursuant to the Plan was 2,299,984, at which time 643,626 options and 15,106 restricted share units had been granted, leaving 1,641,252 shares available for issue.

The Company’s option activity for the year ended September 30, 2025, and the year ended September 30, 2024, is as follows:

On August 28, 2025, the Company issued 37,500 options for future services to an officer to buy common shares at an exercise price of $11.13 per common share and expiring on August 28, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $11.13, dividend yield 0%, expected volatility based on historical volatility of 128.4%, a risk-free interest rate of 2.69%, and an expected life of 5 years. The options shall vest as to 1/3 of the options shall vest on the date that is 12 months from the date of grant, and the balance shall vest in equal instalments monthly over a period of 24 months, beginning on the date that is 12 months from the date of grant. The estimated fair value of the options on the grant date was estimated at $359,000, of which $20,622 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On July 24, 2025, the Company issued 130,000 options for future services to directors & officers (50,000), staff (60,000), and consultants (20,000) to buy common shares at an exercise price of $8.48 per common share and expiring on July 24, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $8.48, dividend yield 0%, expected volatility based on historical volatility of 128.3%, a risk-free interest rate of 2.83%, vesting equally over 36 months, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $947,000, of which $193,300 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On July 23, 2025, the Company issued 62,500 options for future services to directors to buy common shares at an exercise price of $12.00 per common share and expiring on July 23, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $12.00, dividend yield 0%, expected volatility based on historical volatility of 127.4%, a risk-free interest rate of 2.82%, vesting equally over 36 months, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $642,000, of which $131,103 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

On June 3, 2025, the Company issued 31,250 options for future services to a director to buy common shares at an exercise price of $22.00 per common share and expiring on June 3, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $23.44, dividend yield 0%, expected volatility based on historical volatility of 118.5%, a risk-free interest rate of 2.86%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $610,000, of which $169,939 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On April 24, 2025, the Company issued 53,125 options for future services to consultants to buy common shares at an exercise price of $18.00 per common share and expiring on April 24, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $17.84, dividend yield 0%, expected volatility based on historical volatility of 116.4%, a risk-free interest rate of 2.79%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $777,000, of which $454,433 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On March 17, 2025, the Company issued 6,250 options for future services to a consultant to buy common shares at an exercise price of $18.80 per common share and expiring on March 17, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $18.80, dividend yield 0%, expected volatility based on historical volatility of 131.4%, a risk-free interest rate of 2.69%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $101,916, of which $84,244 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On March 17, 2025, the Company issued 500,000 options for future services to a consultant to buy common shares at an exercise price of $19.04 per common share with an average expiration date of September 29, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $18.80, dividend yield 0%, expected volatility based on historical volatility of 124.9%, a risk-free interest rate of 2.69%, and an average expected life of 4.54 years. The estimated fair value of the options on the grant date was estimated at $971,331, of which $487,570 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On February 28, 2025, the Company issued 37,500 options for future services to a director (25,000) and consultant (12,500) to buy common shares at an exercise price of $21.68 per common share and expiring on February 25, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $21.68, dividend yield 0%, expected volatility based on historical volatility of 132.9%, a risk-free interest rate of 2.60%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $708,537, of which $624,249 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On January 30, 2025, the Company issued 50,000 options for future services to a director (25,000), employee (6,250), and consultant (18,750) to buy common shares at an exercise price of $39.28 per common share and expiring on January 30, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $39.28, dividend yield 0%, expected volatility based on historical volatility of 134.2%, a risk-free interest rate of 2.79%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $1,719,366, which was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On November 27, 2024, the Company issued 9,375 options for future services to a consultant to buy common shares at an exercise price of $11.12 per common share and expiring on November 26, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $11.12, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.13%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $78,589, which was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

On October 29, 2024, the Company issued 34,937 options for future services to a director to buy common shares at an exercise price of $16.16 per common share and expiring on October 29, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $16.16, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.04%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $425,291, which was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2025.

On September 11, 2024, the Company issued 18,746 options for future services to a director and a consultant to buy common shares at an exercise price of $1.16 per common share and expiring on September, 2029. The director was granted 6,246 stock options that vested on the grant date. The consultant was granted 12,500 stock options that vested on December 11, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $1.16, dividend yield 0%, expected volatility based on historical volatility of 95.6%, a risk-free interest rate of 2.75%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $15,967 of which $7,543 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2024, and $8,424 was charged during the year ended September 30, 2025.

On August 7, 2024, the Company issued 862,500 options for future services to a directors and officers to buy common shares at an exercise price of $1.24 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $1.24, dividend yield 0%, expected volatility based on historical volatility of 95.9%, a risk-free interest rate of 3.0%, and an expected life of 5 years. The fair value of the options was estimated at $788,387 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

On July 8, 2024, the Company issued 250,000 options for future services to an officer to buy common shares at an exercise price of $0.92 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.92, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.46%, and an expected life of 5 years. The fair value of the options was estimated at $170,432 which was charged to statement of income (loss) and comprehensive income (loss) on the grant date.

On July 3, 2024, the Company cancelled 862,500 options (the “Cancelled Options”) that had previously been granted to directors and officers; 187,500 options granted on April 9, 2021 with an exercise price of $2.40 per share, 550,000 options granted on July 7, 2021 with an exercise price of $1.32 per share, and 125,000 options granted on October 7, 2021 with an exercise price of $1.60 per share. An estimated fair value of $1,273,040 had previously vested in full for the Cancelled Options and was credited to retained earnings upon cancellation (2023 – 500,000 options were cancelled, 250,000 options granted on July 7, 2021 with an exercise price of $1.32 and 250,000 options granted on November 11, 2021 with an exercise price of $1.92).

On July 3, 2024, the Company issued 375,000 options for future services to a director and an officer to buy common shares at an exercise price of $0.92 per common share and expiring on July 3, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.92, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.57%, and an expected life of 5 years. The fair value of the options was estimated at $255,774 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

During the year ended September 30, 2024, 214,984 options that had previously vested expired unexercised; 31,250 options granted December 1, 2020 with an exercise price of $0.80, 175,000 options granted on July 7, 2021 with an exercise price of $1.32 and 34,937 options granted on November 21, 2022 with an exercise price of $0.80 and $259,629 was credited to retained earnings for expired options. During the year ended September 30, 2025, no vested options expired unexercised and there were no options cancelled.

As a result of the forgoing, during the year ended September 30, 2025, $4,403,968 was charged to the statement of income (loss) and comprehensive income (loss) for share-based compensation (2024 – $1,320,919) and $nil was credited to retained earnings for cancelled options (2024 - $1,532,664).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The continuity of outstanding stock options at September 30, 2025 and 2024 is as follows:

		Weighted average		Weighted average
	2025	exercise price	2024	exercise price
Beginning balance	1,827,165	$1.21	1,638,309	$1.44
Granted	514,937	$16.83	1,506,246	$1.12
Exercised	(1,698,476)	$0.88	(213,703)	$0.80
Cancelled	—	—	(862,500)	$1.60
Expired	—	—	(241,187)	$1.20
Ending balance - outstanding	643,626	$13.71	1,827,165	$1.21

The detail of outstanding options at September 30, 2025 and 2024 is as follows:

	September 30,		Exercise	September 30,		Exercise
Expiry Date	2025	Exercisable	Price	2024	Exercisable	Price
August 28, 2025	—	—	—	75,000	75,000	$0.80
November 21, 2027	3,689	3,689	$0.80	245,920	245,920	$0.80
July 4, 2029	—	—	—	375,000	375,000	$0.92
July 8, 2029	—	—	—	250,000	250,000	$0.92
August 7, 2029	125,000	125,000	$1.24	862,500	862,500	$1.24
September 11, 2029	—	—	—	18,745	18,745	$1.16
October 29, 2029	34,937	34,937	$16.16	—	—	—
November 27, 2029	9,375	9,375	$11.12	—	—	—
January 30, 2030	50,000	50,000	$39.28	—	—	—
February 28, 2030	37,500	21,875	$21.68	—	—	—
March 17, 2030	62,500	10,417	$19.04	—	—	—
March 17, 2030	6,250	3,125	$18.80	—	—	—
April 24, 2030	28,125	3,906	$18.00	—	—	—
April 24, 2030	25,000	3,472	$18.00	—	—	—
June 3, 2030	31,250	2,604	$22.00	—	—	—
July 24, 2030	62,500	3,472	$12.00	—	—	—
July 25, 2030	130,000	7,222	$8.48	—	—	—
August 28, 2030	37,500	—	$11.13	—	—	—
Ending balance - outstanding	643,626	279,095	$13.71	1,827,165	1,827,165	$1.21

At September 30, 2025, 279 095 options were exercisable at a weighted average price of $13.67 per share (September 30, 2024 – 1,827,165 at $1.04). The weighted average life of the outstanding options is 4.5 years (September 30, 2024 – 4.8 years).

Restricted Share Units

During the year ended September 30, 2025, the Company granted 132,958 restricted share units (“RSUs”) to a consultant and 6,250 RSUs to a director that are and are exchangeable into common shares of the Company on a one for one basis upon achieving the vesting conditions. The RSU’s were valued at the market price of the Company’s common shares on the grant date ($3,458,450). The value of the director RSUs ($199,500) were charged to income on the grant date. The consultant RSUs were recognized monthly on a straight-line basis over their six-month vesting period, commencing December 24, 2024 for 70,458 RSUs (valued at $698,950) and February 28, 2025 for 62,500 RSUs (valued at $2,560,000). Of the granted RSUs, 10,418 of the vested consultant RSUs have not been issued, and 4,699 of the directors RSUs have not vested as at September 30, 2025. During the year ended September 30, 2025, the total charged to the statement of income and comprehensive income for share-based compensation was $3,458,450 (2024 - $nil).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

15.WARRANTS

The continuity of outstanding warrants for the year ended September 30, 2025, and 2024, is as follows:

	September 30,	Weighted average	September 30,	Weighted average
	2025	exercise price	2024	exercise price
Beginning balance	—	—	2,095,588	$3.20
Issued	2,004,375	$21.65	—	—
Exercised	(452,333)	$20.00	(2,095,588)	$3.20
Ending balance	1,552,042	$22.14	—	—

As at September 30, 2025 there were 1,552,042 warrants outstanding with a weighted average exercise price of $22.14 (September 30, 2024 – nil). See also note 12.

	September 30,	Exercise	September 30,	Exercise
Expiry Date	2025	Price	2024	Price
March 17, 2028	562,500	$23.84	—	—
January 16, 2030	922,667	$20.00	—	—
January 21, 2030	66,875	$37.28	—	—
	1,552,042	$22.14	—	—

16.	FUTURE SHARE ISSUANCE

Cogent Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Cogent Assets for consideration of USD$1,000,000 ($1,394,340) in US dollar stable coins and 145,250 common shares priced at $9.60 per share, paid in cash and issued in common shares at closing, respectively. The Company is also required to issue 2,324,000 common shares as follows: 387,333 common shares on May 25, 2025 (Issued), 387,333 common shares on November 25, 2025, 387,333 common shares on May 25, 2026, 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027 (the “Cogent Obligation”).

The future share issuances may be subject to adjustment. In the event the SOL staked to the Cogent Assets on a share issuance date has decreased more than 5% from the amount delegated to the Cogent Assets on the closing date (690,895 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5%.

OrangeFin Asset Acquisition

During the year ended September 30, 2025, the Company acquired the OrangeFin Assets for consideration of USD$750,000 ($1,079,479) in US dollar stable coins and 62,952 common shares priced at $17.12 per share, paid on closing. The Company is also required to issue USD$5,000,000 ($7,175,000) worth of common shares of the Company payable in six equal tranches of USD$833,333 ($1,195,833), every six months over a period of three years from the closing date of the acquisition (the “Obligation”), where as the June 30, 2025 tranche has been issued. The number of shares issued per tranche will be determined based on the closing market price of the Company’s common shares at the time of issuance. The future share issuances may be subject to adjustment. In the event the SOL staked to the OrangeFin Assets on a share issuance date has decreased more than 5% from the amount delegated to the OrangeFin Assets on the closing date (632,302 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5%.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Laine Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Laine Assets for consideration paid at closing of $5,000,000 cash, 625,000 common shares priced at $24.00 per share, and 562,500 common share purchase warrants (each, a “Warrant”). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the company at a price of $23.84 per share for a period of 36 months from its respective vesting date. The Company is also required to issue 625,000 common shares on March 17, 2026 (the “Laine Obligation”).

17.STAKING AND VALIDATING INCOME

During the year ended September 30, 2024, the Company initiated SOL staking and validating operations which were enhanced by the acquisitions of the Cogent Assets, OrangeFin and Laine assets during the year ended September 30, 2025 (see note 5).

The staking and validating results for the year ended September 30, 2025 and 2024 are as follows:

Year ending September 30,	2025		2024
	Expressed	Expressed in	Expressed	Expressed in
	in Solana	Canadian Dollars	in Solana	Canadian Dollars
Validator operations
Validator rewards, paid in Solana	23,635	$5,684,833	—	$—
Validator rewards received in other cryptocurrencies(1)	—	388,311	—	—
Validator income, paid in fiat	—	—	—	—
Validator fees, paid in Solana	(312)	(69,132)	—	—
Validator fees, paid in fiat	—	(575,315)	—	(16,231)
	23,323	5,428,696	—	(16,231)
Staking rewards (Solana)	19,651	4,803,686	1,430	287,476
Total staking and validating income	42,974	$10,232,382	1,430	$271,245
(1)	85,190 SUI tokens

18.RELATED PARTY DISCLOSURES

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the year ended September 30, 2025, the Company paid $15,300, (2024 - $111,100) for consulting services provided by the previous chairman (Antanas Guoga). At September 30, 2025, there is $nil (2024 - $9,897) of accounts payable to this related party. During 2025, this individual provided a $25 million dollar credit facility to the Company, of which $16,387,090 had been advanced as at September 30, 2025 (see note 11). On July 21, 2025, the Company announced that this individual stepped down from being chairman of the board and took the role as a strategic advisor.

During the year ended September 30, 2025, the Company paid $12,000 (2024 - $nil) in directors fees to a director (Luis Berruga). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party. On July 21, 2025, the Company announced on that this individual was appointed as chairman of the board.

During the year ended September 30, 2025, the Company paid $20,000 (2024 - $20,000) in directors fees to a director (Rubsun Ho). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, the Company paid $21,100 (2024 - $nil) in directors fees to a director (Ungad Chadda). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

During the year ended September 30, 2025, the Company paid $4,300 (2024 - $nil) in directors fees to a director (Jose Manuel Calderon). At September 30, 2025, there is $4,300 (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, the Company paid $42,500 (2024 - $87,100) for consulting services provided by a director and CIO (Mohammed Adham) until resigning on January 30, 2025. At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, the Company paid $509,600 (2024 - $115,540) for consulting and director services provided by the former CEO (Leah Wald). At September 30, 2025, there is $nil (2024 - $1,209) of accounts payable to this related party.

During the year ended September 30, 2025, the Company paid $323,200 (2024 - $96,800) for consulting services provided by the CFO (Doug Harris). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, the paid $183,000 (2024 - $nil) for consulting services provided by the CTO (Max Kaplan). At September 30, 2025, there is $87,316 (2024 - $nil) of accounts payable to this related party. This individual was founder of OrangeFin Ventures, see Intangible Assets (notes 7 and 11) for information on this acquisition.

During the year ended September 30, 2025, the Company paid $82,800 (2024 - $72,000) for consulting services provided by the Chief Economist (Jon Matonis). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, the Company paid $205,600 (2024 - $nil) in consulting services to the Chief Operating Officer (Andrew McDonald). At September 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the year ended September 30, 2025, $115,488 (2024 - $104,160) was charged for legal services by a firm (Irwin Lowy LLP) where the staff member is the corporate secretary of the Company. At September 30, 2025, there is $nil of accounts payable to this related party (2024 - $44,050).

Key Management Compensation

Key management includes the related parties noted above. The compensation paid to key management is shown below:

Years ending September 30,	2025	2024
Salaries and management consulting fees	$1,362,000	$472,540
Director fees	57,400	30,000
Stock-based compensation	3,111,156	1,320,919
	$4,528,333	$1,823,459

At September 30, 2025, included in accounts payable and accrued liabilities is $91,616 (2024 - $55,156) owed to related parties.

19.CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017, the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company’s subsidiary KRBV for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management’s opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

20.FAIR VALUE

The fair value of the Company’s cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i)  Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - September 30, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$—	$—	$685,662
Financial liabilities at fair value through FVTPL
Convertible debentures	—	—	14,477,841
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	—	126,529,342	—
	$—	$126,529,342	$15,163,503

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$—	$442	$1,512,889
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	—	25,575,512	—
	$—	$25,575,954	$1,512,889

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company’s cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinlore.com as of 24:00 UTC.

Management has concluded that an active market exists for SOL and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

(ii)  Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets
b)	The use of most recent transactions of similar instruments
c)	Discounted cash flow model

(iii)  Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the year ended September 30, 2025 and the year ended September 30, 2024.

(iv)  Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of Inputs
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2025
Investments	$685,662	$1,512,889	(a) and (b)	N/A
Convertible debentures	$14,477,841	—	(c)	N/A

(v)  Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company’s reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach
-	Forecast revenue, expenses, and profitability
-	Income tax
-	Capex
-	Discount rates
-	Residual value
-	Volatility of underlying asset
-	Risk free rate of interest
-	Value of strategic coin reserves, if any
-	Weighting of various valuation approaches
-	Timing of liquidity date, if any

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

(vi)  Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for (“SOL”) and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at September 30, 2025 and noted that a 20% decrease would result in a $3,032,701 decrease in fair value.

21.FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders’ equity.

To effectively manage the Company’s capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended September 30, 2025.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the “Custodian”) to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC (“Coinbase”) to hold the Company’s SOL, and other cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company’s cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

The Company is not aware of anything with regards to the Coinbase’s operations that would adversely affect the Company’s operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company’s cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company’s SOL holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase’s parent company, as the named insured. In the event of a bankruptcy or insolvency the Company will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase’s Regulator, the New York State Department of Financial Services, as well as Coinbase’s named insurer.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

The due diligence the Company performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. (“Wintermute”) as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority (“FCA”) as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute’s operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre (“AUSTRAC”) as a Digital Currency Exchange (“DCE”) and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for its OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap’s operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

The Company utilizes the third‑party trading platform, STS Digital Ltd. (“STS Digital”) as an OTC desk for derivatives. STS Digital (registered in Bermuda at 2 Reid Street, Hamilton HM 11) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. STS Digital is licensed and regulated by the Bermuda Monetary Authority as a Class T Digital Asset Business under the Digital Asset Business Act 2018, authorizing services such as digital asset exchange operations, custodial wallet services, digital asset derivatives trading, and vendor services. As part of this license, STS Digital is required to adhere to Bermuda’s anti-money laundering and counter-terrorist financing regulations. The Company uses STS Digital for its OTC derivative trading desk. The Company is not aware of anything regarding STS Digital’s operations that would adversely affect its ability to obtain an unqualified audit opinion on its audited financial statements. STS Digital is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

As at September 30, 2025, the Company holds $1.8 million in cash and cash equivalents with majority with high credit quality financial institutions (September 30, 2024 - $1.8 million). The Company’s due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding debt; however, all borrowings as at September 30, 2025, bear fixed interest rates. As such, the Company is not exposed to fluctuations in market interest rates on its existing debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly SOL; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company’s future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges’ failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Furthermore, crypto-exchanges engage in commingling their client’s assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company’s cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the “digital wallet” in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at September 30, 2025, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $68,566 (September 30, 2024 - $252,433), and the effect of a +/- 10% change in the market price of the SOL token, with all other variables held constant, is $12,652,934 (September 30, 2024 – $2,557,551).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of September 30, 2025, is $1.2 million (September 30, 2024 - $1.8 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $0.1 million (September 30, 2024 - $0.2 million).

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, the Company had cash and cash equivalents balance of $1.8 million (September 30, 2024 - $1.8 million) to settle accounts payable and accrued liabilities of $2.3 million (September 30, 2024 - $0.2 million). All of the Company’s trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Active Market Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 20 – Fair Value). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in SOL and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the SOL network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including SOL, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in SOL. Regulatory developments may also affect the liquidity, valuation, or classification of SOL under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

SOL Governance Risk

SOL’s development and governance are significantly influenced by the SOL Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While SOL operates as a decentralized blockchain, the SOL Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its SOL and SOL-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, SOL validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted SOL’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

22.INCOME TAX

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

Years ended September 30	2025	2024
Income (loss) before income taxes	$(44,810,876)	$8,191,922
Expected income tax expense (recovery)	(11,874,884)	2,170,857
Permanent differences	2,094,294	(250,237)
Share issue costs and other	4,840	(50,134)
Non-capital loss deferred (utilized)	—	(322,800)
Change in unrecognized deductible temporary differences	—	36,572
Total income tax recovery reported in the statements of comprehensive income	$(9,775,750)	$1,584,258
Current income tax recovery	(1,600,000)	1,547,686
Deferred income tax recovery	(8,175,750)	36,572
	$(9,775,750)	$1,584,258

Income taxes related to items recognized in other comprehensive income are as follows:

Years ended September 30	2025	2024
Current income tax
Non-capital loss carryback	$(1,600,000)	$—
Income tax expense (recovery)	$(1,600,000)	$—

The change for the year in the Company’s net deferred tax liability is as follows:

Years ended September 30	2025	2024
Deferred tax assets (liabilities)
Share issue costs	$560,648	$49,511
Investments	(2,952)	(5,770)
Cryptocurrencies	(6,231,773)	(904,628)
Long term assets	4,968,001	(109,608)
Convertible debt	(2,480,675)	—
Allowable capital losses	471,806	565,319
Non-capital losses available for future period	2,129,964	—
	(584,981)	(405,176)
Unrecognized deferred tax assets	—	$5,770
Net deferred tax liabilities	$(584,981)	$(399,406)

The change for the year in the Company’s net deferred tax liability is as follows:

Years ended September 30	2025	2024
Balance, beginning of year	$(399,406)	$633,145
Deferred tax recovery (expense) recognized in net income	8,175,750	(36,572)
Other	(22,133)	—
Deferred tax expense recognized in equity	(3,012,047)	—
Deferred tax expense recognized in other comprehensive income	(5,327,145)	(995,979)
Balance, end of year	$(584,981)	$(399,406)

The accompanying notes are an integral part of these financial statements.

SOL STRATEGIES INC.

NOTES TO FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30, 2025 and 2024

23.SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

24.SUPPLEMENTAL CASH FLOW INFORMATION

Years Ending September 30,	2025	2024
Interest paid in cash	$60	$105
Taxes paid in cash	1,600,000	—

Non-cash transactions
Unrealized (loss) gain on cryptocurrencies, net of deferred tax	14,775,291	2,737,359
Reclassification of AOCI to deficit on disposal of BTC	1,733,197	—
Equity consideration for asset acquisitions	68,817,840	—
Reclassification of reserves on issuance of deferred share consideration	3,718,400	—
Equity component of convertible debentures	7,205,608	—
Conversion of ATW loan for common shares	13,247,405	—
Reclassification of reserves on exercise/expiry of options	1,355,639	1,692,511
Reclassification of reserves on exercise of warrants	2,172,892	—
Reclassification of reserves on conversion of RSU’s	2,882,142	—
Deferred tax component of convertible debentures	3,012,047	—

25.SUBSEQUENT EVENTS

On October 1, 2025, the Company completed a private placement under the listed issuer financing exemption (“LIFE”) pursuant to Part 5A of National Instrument 45-106 – Prospectus Exemptions, issuing 4,380,000 units at a price of $6.85 per unit for gross proceeds of $30,003,000 (the “LIFE Offering”). Each unit comprised one common share and one common share purchase warrant exercisable at $8.90 for a period of 36 months. The LIFE Offering was conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., which received a 6.0% cash commission and broker warrants equal to 6.0% of the units sold, exercisable on the same terms. Directors and senior management entered into a voluntary lock-up agreement in connection with the LIFE Offering.

On October 14, 2025, the Company announced the purchase of 88,433 SOL tokens at an average price of USD$193.93 per token totalling approximately USD$17.1M, funded from the proceeds of its recently completed C$30 million LIFE Offering. The acquisition includes approximately 79,000 locked SOL tokens purchased from the Solana Foundation, which are subject to a 12-month lock-up period. All locked tokens, along with the spot tokens acquired on the open market, have been fully delegated to the Company’s validators to generate staking rewards.

Subsequent to September 30, 2025 and up to the date of this report, the Company issued 4,380,000 common shares pursuant to the LIFE Offering, 387,333 common shares pursuant to the Cogent Asset acquisition, and 290,094 common shares upon the conversion of USD$900,000 ($1,259,710) principal amount of convertible debentures.

The accompanying notes are an integral part of these financial statements.